
PodDApp

INVEST IN **PODDAPP**

A Social Platform Marketplace built on Web3.

poddapp.com Tampa, FL

Highlights

1. Innovation: Web3 Subscription-Based Social Platform and NFT Marketplace.

2. PodDApp Tokens: Get it on the next wave of Web3 innovation before the next bull market.

3. Execution: We have a proven & experienced team ready to execute and



3. build next-gen technology.



4. Future NFT Marketplace: Social driven NFTs buildings brands, services, and innovation.

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Featured Investor



Joseph R D Langlois Jr
Syndicate Lead

Follow

Invested $30,000

I'm an investor in creative and future investments.

"Excited to be part of something big! I've never seen anything like this before, and I believe it's just the steppingstone of what is about to come. Utilizing the Web3 environment, this Blockchain is something that can be utilized throughout any community. The way it is designed is something that a novice can use to communicate with Charities, Crypto/NFT Influencers, Sports Organizations/Athletes and Develop Affiliate Programs. In summary, PodDApp will empower content creators with an interactive community engagement which will be second to none! "

Our Team



Michael B Chapman CEO

Brandon is the Chief Executive and a rising star in blockchain-based gaming. With years of experience Brandon is a visionary leader who has successfully combined his passion for AI social and gaming with the limitless potential of blockchain.



Jason Schlager Chief Operations Officer

Jason is the Chief of Operations and a key member of the executive team. Jason is a seasoned professional who is known for his ability to execute complex projects and drive organizational growth.



Vincent Lindenmeyer   Director of Business Development

Vince is the Director of Business Development and is highly experience in partnerships and outreach. Vince is a Creative Advisor in blockchain-based platforms, and an investment strategist with a focus on partnerships.



Victor Lindenmeyer   Director of Sales and Marketing

Victor is the Director of Sales and Marketing and has a wealth of experience in NFT and Blockchain based Sales. Victor is a socially conscious entrepreneur and investor with a vast network of executives, nonprofits, and professionals.



Jay Lim   Chief Technology Officer

Jay brings over 18 years professional experience working in the Creative Technology sector and certifications with MIT. Jay utilizes this experience to develop next generation products at PodDApp.

PodDApp - Supercharge your community fun.



PROBLEM.



Unengaged Social Communities

No organic way to provide information to community while also building the organic sales flow and excitement within a social page.



No Innovation

Existing social platforms suffer from a lack of innovation, particularly in integrating sales and leveraging new technologies. Stagnation hinders creators and users from exploring new engaging avenues of monetization.



Missed Sales Opportunities

On many social platforms, creators encounter significant obstacles to monetization, compelling them to promote brands they may not fully endorse in order to generate income. This scenario often leads to the creation of inorganic and lower-quality content overall.

SOLUTION.



Powerful Engagement

Integrate information and organic sales flows with community engagement that amplifies excitement of devoted fans and leverages exclusive multi-faceted future technology NFT rewards.



The Future Marketplace

Empower creators to tokenize exclusive content that usher in an innovative revenue stream through NFTs, offering enticing rewards and enabling groundbreaking sales. This approach ensures that content not only drives discussions but also propels the future.



Supercharge Community Growth

Revolutionize social platforms by offering authentic monetization and liberating creators. Creators can showcase products and services seamlessly, fostering sales through genuine connections. The format creates a distinctive space, engaging followers for revenue generation and community interaction and discussions.



PodDApp

VALUE PROPOSITION.
KEY DIFFERENTIATORS.

Community Leadership


Innovate and reshape your community-building endeavors whether you're a content creator, influencer, or brand, build a thriving community, and generate sustainable income.

NFT Game-Changer


Reward and strengthen your community, and also provide unique, collectible assets that drive value and excitement.

Information Drives Conversation


Share your expertise, creativity, or insights and supercharge your revenue. Empower yourself to transform your passion into a sustainable income stream.

Interactive Engagement


Interactive chat discussions foster brand loyalty, offering a dynamic and real-time connection with your followers.

PodDApp

HOW IT WORKS



01.

Create Your Pod

Empower creativity to prosperity and develop your community information. Creators from all domains to turn their expertise, creativity, and insights into a sustainable income stream.

02.

Engage Community

Reimagine community engagement and create a dynamic and real-time connection with your audience.

03.

Innovate the Sell

Revitalize and fortify your community by infusing enthusiasm and incorporating a captivating, collectible element into your engagement strategy by offering NFT memberships, brands, and events that bring an exciting dimension to your community interactions.

04.

Lead the Community

You're not just a creator; you're a community leader. The platform equips you with the tools and features to reshape your community-building endeavors and generate a sustainable income. Turn your passion into profit!

PodDApp



Business Model

PASSION DRIVES PROFIT

How We Earn

10% Subscription

10% Gifts

10% NFTs

 

Members NFTs
$1,500
100 Annually

Affiliates NFTs
$50
Per Person

How PodDApp Token Earns



90% Liquidity

10% PodDapp

Tax Revenue
0.50%
Per Transaction

PodDApp Holdings
15%
Of Supply

Earns Tax Revenue From Purchases.

PodDApp



Charities



Charities

- Forge alliances with reputable charities, aligning with meaningful causes.
- Collaborate on exclusive campaigns and activities that resonate with the charitable objectives.

Organizations



Sports Organizations & Athletes

- Establish partnerships with sports organizations and athletes to leverage their influence and fan base and capitalize on the passion of sports enthusiasts.
- Facilitate exclusive collaborations, enabling sports influencers to engage with their audience in innovative ways

Go-To-Market · Go-To-Market · Go-To-Market · Go-To-M

Go-To-Market Plan

BUILD STRATEGIC PARTNERSHIPS



Crypto/NFT Influencers

- Collaborate with leading figures in the Crypto and NFT space to bring their expertise and audiences and leverage the influence of crypto thought leaders to drive adoption.
- Foster exclusive NFT collaborations, creating a vibrant marketplace for unique digital assets.



Develop Affiliate Program

- Creators reward followers for supporting your Pod actively.
- The more subscriptions, users, and NFT sales they bring, the larger the possible earnings.

PodDApp



Competitive Analysis

REDEFINING COMMUNITY ENGAGEMENT



	PodDApp	Substack	Twitch	Telegram
Empowering Content Creators	✓	✓	X	X
Interactive Community Engagement	✓	X	✓	X
NFT Game-Changer	✓	X	X	✓
Innovative Community Leadership	✓	X	X	X

PodDApp



TEAM. PodDApp.



Brandon Chapman

Brandon is the Chief Executive and a rising star in blockchain-based gaming. With years of experience Brandon is a visionary leader who has successfully combined his passion for AI social and gaming with the limitless potential of blockchain.



Jason Schlager

Jason is the Chief of Operations and a key member of the executive team. Jason is a seasoned professional who is known for his ability to execute complex projects and drive organizational growth.



Vince Lindenmeyer

Vince is the Director of Business Development and is highly experience in partnerships and outreach. Vince is a Creative Advisor in blockchain-based platforms, and an investment strategist with a focus on partnerships.



Vic Lindenmeyer

Victor is the Director of Sales and Marketing and has a wealth of experience in NFT and Blockchain based Sales. Victor is a socially conscious entrepreneur and investor with a vast network of executives, nonprofits, and professionals.



Jay Lim

Jay is the Chief Technology Officer and brings over 18 years professional experience working in the Creative Technology sector and certifications with MIT. Jay utilizes this experience to develop next generation products.



Bottom-up Approach

SIMILAR MARKET RELATED FINANCIAL PROJECTION AVERAGES & KEY METRICS

Key Metrics Projection

FY 2024	FY 2025	FY 2026	FY 2027
$150,000	$2,000,000	$15,000,000	$50,000,000

Twitch / Substack

Revenue	Users/monthly
$3B	7.6M+
2022FY	2022FY

60% Growth rates

NFTs

The Future Marketplace

Market
211.72B
2023FY

18% Increase Annually

Charities
- 1,052 nonprofits began accepting crypto through The Giving Block in 2022 with over $125 Million given just in 2022 FY.

Athletes
- Star athletes in major sports can make between $500,000 and $1 million annually through endorsements on YouTube, Twitter and Instagram. Lesser-known athletes in minor sports might earn only $1,000-$3,000.
- Female superstars, could earn roughly $700,000 annually in a big city, $525,000 in a midsize city, and $575,000 in a smaller college town.

Disclaimer
"Other company metrics are not a prediction of our company metrics. Future projections cannot be guaranteed."

